July 18, 2013

VIA EDGAR AND FACSIMILE (202.772.9217)

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Alere Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-16789

Dear Mr. Rosenberg:

On behalf of Alere Inc. (“Alere” or “the Company”), I confirm that, consistent with my discussion this afternoon with Tabatha Akins, Staff Accountant, the Company intends to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter to us dated July 10, 2013 (the “Comment Letter”), on or prior to Friday, August 2, 2013.

If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me.

Sincerely,

/s/ Jay McNamara

Jay McNamara
Senior Counsel, Corporate & Finance

cc:	Ron Zwanziger, Chairman, Chief Executive Officer & President

David Teitel, Chief Financial Officer

Ellen Chiniara, General Counsel